JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

02015722

PECD/JAK

22 February 2002

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

SUPPL

02 MAR -6 AM 8:03

Dear Sir

SOUTH AFRICAN BREWERIES plc - FILE NO. 82-4938

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Announcement - Dated 12 February 2002

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

3/7

SOUTH AFRICAN BREWERIES BUYS INTO COCA-COLA IN ZAMBIA

London/Johannesburg, Tuesday, 12 February 2002. South African Breweries International (Africa) B.V. (SABI (Africa)) has announced that its Zambian subsidiary, Zambian Breweries Plc (ZB Plc), listed on the Lusaka Stock Exchange, has acquired the entire issued share capital of the Coca-Cola bottler, Zambia Bottlers Limited (Zambia Bottlers) from a vendor consortium including The Coca-Cola Export Corporation for a total consideration of US$21.5 million, payable in cash.

The purchase consideration of US$ 21.5 million will be funded by a combination of ZB Plc's internal resources and a proposed rights issue by ZB Plc. This transaction will allow Zambian investors to gain exposure to Zambia Bottlers via ZB Plc.

Zambia Bottlers currently operates two bottling plants in Kitwe and Lusaka, which produce the full range of Coca-Cola products, and, in addition, market and distribute a range of cordials. In 2001 Zambia Bottlers generated total carbonated soft drinks (CSD) sales of some 445 000 hl. Presently Zambia Bottlers accounts for approximately 92% of the CSD market in Zambia.

André Parker, managing director of SABI (Africa & Asia) said: "We are extremely pleased to have acquired Zambia Bottlers. Today's deal is in line with our strategy of driving down unit costs by extracting synergies through the integration of beer and soft drinks operations".

The deal has the approval of the Zambian Competitions Commission.

Ends

Notes to editors

1. SABI (Africa) is a subsidiary of South African Breweries plc (SAB), the world's leading brewer in developing markets, with interests in Africa, Central and Eastern Europe, Central America and Asia. SAB is the world's fifth largest brewer overall by volume with 108 breweries in 24 countries and over 31,000 employees.

2. In the year to March 31 2001 SAB generated US$646 million pretax profit from a turnover of US$4.184 billion. SAB is listed on both the London and the Johannesburg stock exchanges.

For further information:

Anna Miller Salzman, Head of Investor Relations
SAB plc +44 (0) 20 7659 0106
Mob: +44 (0)7973 837 070

Mitch Ramsay, Communications Manager, +27 (0) 11 407 1822
SABI Mob: +27 (0) 836 310 308

Ciaran Baker, Head of Communications +44 (0) 20 7659 0120
SAB plc Mob. +44 (0) 7979 954 493

This announcement is available on the SAB website at www.sabplc.com